Pricing Supplement dated August 1, 2008
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

       [RBC LOGO]     $1,092,000
                      Royal Bank of Canada

                      Principal Protected Equity Linked Notes Linked to a Global Basket of Indices, due August 6, 2012

         Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Assets described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                   Royal Bank of Canada ("Royal Bank").

Issue:                    Senior Global Medium-Term Notes, Series C

Underwriter:              RBC Capital Markets Corporation

Interest rate             We will not pay you interest during the term of the
(coupon):                 notes.

Principal Protection:     100%

Reference Assets:         The payment at maturity on the notes are linked to the
                          value of a weighted basket (the "Basket ") consisting of three indices (each a "Basket Index ", and together, the "Basket Indices"). Such weightings will be achieved by providing a Component Weight for each Basket Index.

Basket Index                           Component Weight     Initial Reference Level
------------                           ----------------     -----------------------
Standard & Poor's 500(R) Index            33.3333%                 1260.31

Dow Jones Euro STOXX 50(R) Index          33.3333%                 3316.61

Nikkei(R) 225 Index                       33.3334%                13094.59

Incorporated risk         The notes are subject to the risks set forth under the
factors:                  heading "General Risks" in the product prospectus
                          supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks Specific To Notes Linked To The
                          Performance Of An Equity Security, An ETF, An Equity
                          Index Or A Basket Of Equity Securities, Equity Indices
                          Or ETFs."

Initial Valuation         August 1, 2008
Date:

Issue Date:               August 5, 2008

Maturity Date:            August 6, 2012

Term:                     The term of your notes is approximately 4 years.

Payment at Maturity:      At maturity, you will receive a cash payment based on
                          the bullish formula using the average level of the Reference Assets on the Basket Valuation Dates on a leveraged basis as described in the product prospectus supplement.

Basket Performance:       The Basket Performance is based on the average
                          weighted return of the Reference Assets on the Basket
                          Valuation Dates multiplied by the Participation Rate.

Basket Valuation          The 1st day of each August, beginning on August 1,
Dates:                    2009 and ending on August 1, 2012, inclusive, or, if
                          any of the dates is not a Trading Day, the next following Trading Day. The "Number of Valuation
                          Dates" is four (4).

Participation Rate:       140%

Special features of       The notes are principal protected equity linked notes
the notes:                offering enhanced participation in the annual average
                          performance of the Reference Assets at maturity. If the performance of the Reference Assets is zero or negative, the return on the notes will be limited to the principal amount. See the section "Certain
                          Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment        We intend to treat the notes as subject to the special
                          rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal
                          Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                   $1,000 (except for certain non-U.S. investors for whom
Investment:               the minimum investment will be higher)

Denomination:             $1,000 (except for certain non-U.S. investors for whom
                          the denomination will be higher)

Final Valuation Date:     August 1, 2012, subject to extension for market and
                          other disruptions.

Determination of          The Reference Level of the Reference Asset on any
Reference Level:          trading day will equal the official closing level of
                          the Standard & Poor's 500(R) Index, Dow Jones Euro
                          STOXX 50(R) Index and Nikkei(R) 225 Index or any successor index or indices thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Reference Level for the Reference Assets will be based on an alternate calculation of the Standard &
                          Poor's 500(R) Index, Dow Jones Euro STOXX 50(R) Index and Nikkei(R) 225 Index described under "Unavailability of the Reference Price on a Valuation
                          Date -- Reference Asset Consisting of an Equity
                          Securities Index" in the product prospectus supplement.

Clearance and             DTC global (including through its indirect
Settlement:               participants Euroclear and Clearstream, Luxembourg as
                          described under "Description of Debt Securities --
                          Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                 U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                    78008GLV2

Calculation agent:        The Bank of New York.

Terms Incorporated        All of the terms appearing above the item captioned
In the Master Note:       "Listing" on the cover page of this pricingsupplement
                          and the terms appearing under the caption "Additional
                          Terms of the Principal Protected Notes" in the product prospectus supplement with respect to principal protected notes dated January 7, 2008.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                           Per note           Total
                                                                                           --------         ---------
Price to public.......................................................................     100%             $1,092,000
Underwriting discounts and commission.................................................     0.50%            $5,460
Proceeds to Royal Bank................................................................     99.50%           $1,086,540

The price to purchasers who maintain accounts with participating dealer in which only asset-based fees are charged is 100% and the concession paid to such dealers is 0.50%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $5.00 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The price of the notes also included a profit of $20.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada was $25.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The following table illustrates the payment at maturity (including, where relevant, the payment of any additional amount) for a $1,000 principal amount capital guaranteed note with an enhanced participation rate of 146% in any appreciation of the basket at maturity. The following results are based solely on the hypothetical example cited using an initial basket level of 100. The numbers appearing in the table below have been rounded for ease of analysis.

      ----------------------------------------------------------------
                                         Basket
                                      Return with
          Ending           Basket       Enhanced        Payment at
       Basket Level        Return     Participation      Maturity
      ----------------------------------------------------------------
            150            50.00%          73.00%        $1,730.00
            145            45.00%          65.70%        $1,657.00
            140            40.00%          58.40%        $1,584.00
            135            35.00%          51.10%        $1,511.00
            130            30.00%          43.80%        $1,438.00
            125            25.00%          36.50%        $1,365.00
            120            20.00%          29.20%        $1,292.00
            115            15.00%          21.90%        $1,219.00
            110            10.00%          14.60%        $1,146.00
            105             5.00%           7.30%        $1,073.00
            100             0.00%           0.00%        $1,000.00
             95            -5.00%           0.00%        $1,000.00
             90            -10.00%          0.00%        $1,000.00
             85            -15.00%          0.00%        $1,000.00
             80            -20.00%          0.00%        $1,000.00
             75            -25.00%          0.00%        $1,000.00
             70            -30.00%          0.00%        $1,000.00
             65            -35.00%          0.00%        $1,000.00
             60            -40.00%          0.00%        $1,000.00
             55            -45.00%          0.00%        $1,000.00
             50            -50.00%          0.00%        $1,000.00
      ----------------------------------------------------------------
      Hypothetical Example of Amounts Payable at Maturity


Example 1--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is positive.
               Reference Asset            15%
               Performance:
               Payment at Maturity        $10,000 + ($10,000 x 15% x 146%) =
                                          $10,000 + $2,190 = $12,190
               On a $10,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $12,190, a 21.90% return on the Notes.


Example 2--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is negative.
               Reference Asset            -25%
               Performance:
               Payment at Maturity        $10,000 + ($10,000 x -25%) =
                                          $10,000 + $0 = $10,000; the Payment at
                                          Maturity cannot be less than zero;
                                          therefore, the Payment at Maturity
                                          will be limited to the Principal
                                          Amount.
               On a $10,000 investment, a -25% Reference Asset Performance results in a Payment at Maturity of $10,000, a 0% return on the Notes.

                             Historical Information

The graphs below set forth the historical performance of each Reference Asset. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of each Reference Asset. The information provided in this table is for the four calendar quarters of 2005, 2006, 2007, the first and second quarters of 2008, as well as for the period from July 1, 2008 through August 1, 2008.

We obtained the information regarding the historical performance of each Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of each Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market levels of each Reference Asset on the Valuation Date. We cannot give you assurance that the performance of any Reference Asset will result in any return in addition to your initial investment.

                       Standard and Poor's 500 Index (SPX)
                                (Aug-98 - Aug-07)
                                 [CHART OMITTED]

  Period-Start         Period-End         High Intra-Day              Low Intra-Day             Period-End Closing
      Date                Date              Price of the              Price of the                  Price of the
                                         Reference Stock in         Reference Stock in          Reference Stock in
                                                ($)                        ($)                          ($)
      ----                ----           -----------------          ------------------          ------------------
   01/01/2005          03/31/2005              1229.11                    1163.69                     1180.59
   04/01/2005          06/30/2005              1219.59                    1136.15                     1191.33
   07/01/2005          09/30/2005              1245.86                    1183.55                     1228.81
   10/01/2005          12/30/2005              1275.8                     1168.2                      1248.29

   01/01/2006          03/31/2006              1310.88                    1245.74                     1294.83
   04/01/2006          06/30/2006              1326.7                     1219.29                     1270.2
   07/01/2006          09/29/2006              1340.28                    1224.54                     1335.85
   09/30/2006          12/29/2006              1431.81                    1327.1                      1418.3

   01/01/2007          03/30/2007              1461.57                    1363.98                     1420.86
   03/31/2007          06/29/2007              1540.56                    1416.37                     1503.35
   06/30/2007          09/28/2007              1555.9                     1370.6                      1526.75
   09/29/2007          12/31/2007              1576.09                    1406.1                      1468.36

   01/01/2008          03/31/2008              1471.77                    1256.98                     1322.7
   04/01/2008          06/30/2008              1440.24                    1272                        1280
   07/01/2008          08/01/2008              1292.17                    1200.44                     1260.31

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                         Nikkei-225 Stock Average (NKY)
                                (Aug-98 - Aug-07)
                                 [CHART OMITTED]

  Period-Start         Period-End         High Intra-Day              Low Intra-Day             Period-End Closing
      Date                Date              Price of the              Price of the                  Price of the
                                         Reference Stock in         Reference Stock in          Reference Stock in
                                                ($)                        ($)                          ($)
      ----                ----           -----------------          ------------------          ------------------
   01/01/2005          03/31/2005             11975.46                    11212.63                   11668.95
   04/01/2005          06/30/2005             11911.9                     10770.58                   11584.01
   07/01/2005          09/30/2005             13678.44                    11540.93                   13574.3
   10/01/2005          12/30/2005             16445.56                    12996.29                   16111.43

   01/01/2006          03/31/2006             17125.64                    15059.52                   17059.66
   04/01/2006          06/30/2006             17563.37                    14045.53                   15505.18
   07/01/2006          09/29/2006             16414.94                    14437.24                   16127.58
   09/30/2006          12/29/2006             17301.69                    15615.56                   17225.83

   01/01/2007          03/30/2007             18300.39                    16532.91                   17287.65
   03/31/2007          06/29/2007             18297                       16999.05                   18138.36
   06/30/2007          09/28/2007             18295.27                    15262.1                    16785.69
   09/29/2007          12/31/2007             17488.97                    14669.85                   15307.78

   01/01/2008          03/31/2008             15156.66                    11691                      12525.54
   04/01/2008          06/30/2008             14601.27                    12521.84                   13481.38
   07/01/2008          08/01/2008             13603.31                    12671.34                   13094.59

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                      Dow Jones EURO STOXX 50 Index (SX5E)
                                (Aug-98 - Aug-07)
                                 [CHART OMITTED]

  Period-Start         Period-End         High Intra-Day              Low Intra-Day             Period-End Closing
      Date                Date              Price of the              Price of the                  Price of the
                                         Reference Stock in         Reference Stock in          Reference Stock in
                                                ($)                        ($)                          ($)
      ----                ----           -----------------          ------------------          ------------------
   01/01/2005          03/31/2005              3117.77                    2914                        3055.73
   04/01/2005          06/30/2005              3198.89                    2911.48                     3181.54
   07/01/2005          09/30/2005              3438.76                    3079.89                     3428.51
   10/01/2005          12/30/2005              3621.89                    3212.07                     3578.93

   01/01/2006          03/31/2006              3881.69                    3515.07                     3853.74
   04/01/2006          06/30/2006              3897.4                     3379.66                     3648.92
   07/01/2006          09/29/2006              3921.15                    3462.77                     3899.41
   09/30/2006          12/29/2006              4147.38                    3858.87                     4119.94

   01/01/2007          03/30/2007              4278.22                    3906.15                     4181.03
   03/31/2007          06/29/2007              4572.82                    4163.77                     4489.77
   06/30/2007          09/28/2007              4564.03                    4028.72                     4381.71
   09/29/2007          12/31/2007              4502.8                     4176.3                      4399.72

   01/01/2008          03/31/2008              4411.59                    3417.25                     3628.06
   04/01/2008          06/30/2008              3900.3                     3298.05                     3352.81
   07/01/2008          08/01/2008              3410.71                    3089.50                     3316.61

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset Performance is zero or negative on the final valuation date, as calculated using the arithmetic average of the closing levels of the Reference Assets on the basket valuation dates, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the Reference Asset Performance was positive as of some date or dates prior to the final valuation date, because the payment at maturity will be calculated solely on the basis of the Reference Asset Performance (or otherwise determined by the calculation agent, in the case of a market disruption event) as of the final valuation date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the levels of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.

The averaging method used to calculate your payment at maturity has several consequences.

               o The Basket Performance will be determined based upon the difference between the level of the Reference Assets on the issuance date and the arithmetic average of the respective closing levels of the Reference Assets on each the Basket Valuation Dates (set forth above). This means that Basket Performance will not be based on the increase, if any, from the Initial Reference Price to the Reference Price at maturity; rather, it will be based on the average of the Reference Prices at a series of regular, specific points in time (the Basket Valuation Dates) during the term of the Notes.

               o Because the Basket Performance is based on the average of the level of the Reference Assets on the Basket Valuation Dates, the amount you will receive at maturity will be different, and possibly less than, the amount that you would receive if the Basket Performance was calculated solely based on the change in the level of the Reference Assets from the beginning of the term of the Notes to maturity. You should examine the effects of calculating the Basket Performance based on the average level of the Reference Assets on the Basket Valuation Dates before deciding to invest in the Notes. Please review the section headed "Hypothetical Returns" above.

               o The general effect of averaging the Reference Asset Levels at each Basket Valuation Date during the term of the Notes is to moderate the potential benefit of any large increase in the Reference Asset Level and the potential detriment of any large decrease in the Reference Asset Levels. Accordingly, large increases or decreases in the Reference Assets that are reflected in the Reference Asset Levels at a few Basket Valuation Dates will generally be offset by averaging these Reference Asset Levels with the Reference Asset Levels at other Basket Valuation Dates. You should not purchase the Notes if you seek interest equal to the positive change, if any, between the Initial Reference Level and the Reference Level at Maturity.

               o Because there are no Valuation Dates until the first anniversary of the pricing date, you will not receive any potential benefit of temporary increases in the Reference Assets during the first year of the term of the Notes in excess of the Reference Level on the first Valuation Date in determining the Basket Performance.




                        Supplemental Plan of Distribution

            We expect that delivery of the Notes will be made against payment for the Notes on or about August 5, 2008, which is the second business day following the Initial Valuation Date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.




                                   $1,092,000



                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

               Principal Protected Equity Linked Notes Linked to a
                  Global Basket of Indices, due August 6, 2012

                                 August 1, 2008